VIA EDGAR

April 5, 2016

Attention: Cecilia Blye
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Accenture plc
Form 10-K for the Fiscal Year Ended August 31, 2015
Filed October 30, 2015
File No. 1-34448

Dear Ms. Blye:

On behalf of Accenture plc (“Accenture” or the “Company”), we are providing the following response to the comments set forth in the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) to Pierre Nanterme, dated March 8, 2016. To assist your review, we have retyped the text of the Staff’s comment below.

General

1.
You stated in your letter to us dated March 5, 2013 that you provided goods and services that directly or indirectly related to Sudan and Syria, countries which are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with those countries. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. You should describe any products, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

The Company takes very seriously its obligation to comply with all applicable laws and regulations and is committed to maintaining strict compliance with all applicable export control, economic sanctions, and other laws and regulations relating to international trade (together “Trade Control Laws”). The Company maintains a robust set of policies and procedures to maintain its compliance with applicable Trade Control Laws and has, as part of this program, allocated significant resources to design, implement, and maintain a robust economic sanctions compliance program specific to the Company’s U.S. and non-U.S. activities. To that end, the Company maintains compliance personnel dedicated to overseeing and maintaining the Company’s compliance with applicable Trade Control Laws. These personnel perform training and outreach functions, develop and maintain the Company’s Trade Control Laws compliance policies and procedures, review and monitor commercial agreements for compliance with applicable Trade Control Laws, and provide compliance support across the Company.

The Company excludes Sudan or Syria related activity from the scope of any goods or services it provides. However, the Company, through certain U.S. and non-U.S. subsidiaries and affiliates, provides goods and services to U.S. and non-U.S. organizations that might conduct limited activities involving Sudan or Syria. To the extent the Company becomes aware that any goods or services it provides could relate to such operations, directly or indirectly, the Company reviews the activities to ensure compliance with applicable Trade Control Laws. Specifically, to the extent the activity could be prohibited by U.S. regulations, the Company reviews the activity to determine whether it falls within existing exemptions or general licenses or would require prior U.S. government authorization. The Company operates under licenses from the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) to provide services to companies located outside of the Unites States related to activities undertaken by those companies in Sudan or Syria that may have involved contacts by those companies with the governments, or entities controlled by the governments, of Sudan and Syria. The Company’s activities involving Sudan and Syria continue to be extremely limited and are detailed in the response to the second comment below.

Although Accenture’s clients are located in many countries, and its clients have international operations, the Company does not pursue clients incorporated or headquartered in Sudan or Syria. Moreover, consistent with the letter submitted by Accenture in response to Staff comments in March 2013 (the “2013 Letter”), Accenture confirms that:

•
to its knowledge, the Company does not have any clients incorporated or headquartered in Sudan or Syria. In addition, to its knowledge, the Company has not had any such clients since the Company submitted the 2013 Letter.

•
the Company does not have any agreements, commercial arrangements, or other contacts with the governments of Sudan or Syria. In addition, the Company has not had any such agreements, commercial arrangements, or other contacts since the Company submitted the 2013 Letter.

•
to its knowledge, the Company does not have any agreements, commercial arrangements, or other contacts with entities that are owned or controlled by the governments of Sudan or Syria. In addition, to its knowledge, the Company has not had any such agreements, commercial arrangements, or other contacts since the Company submitted the 2013 Letter.

•
the Company has no subsidiaries, affiliates, or offices of any kind in Sudan or Syria and has not operated any subsidiaries, affiliates, or offices in these countries since the Company submitted the 2013 Letter.

The Company does not anticipate any changes to the key facts outlined above.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

In the context of its overall business operations, the Company’s activities involving Sudan and Syria are extremely limited and, accordingly, do not pose a material reputational or investment risk to its security holders from either a quantitative or qualitative perspective. As the Company does not have any engagements that are specific to Sudan or Syria, estimates and allocations are necessary to quantify its revenues related to activities in these countries. Based upon analysis of engagements that require the Company to provide goods and/or services that directly or indirectly relate to Sudan and Syria, total revenues that relate to Sudan and Syria were less than $250,000 in each of fiscal years 2013 through 2015, and less than $125,000 for the first six months of fiscal year 2016. Total net revenues of the Company as reported in its consolidated financial statements were $28.6 billion, $30.0 billion and $31.0 billion in fiscal years 2013, 2014 and 2015, respectively, and were $16.0 billion for the first six months of fiscal year 2016. Accordingly, revenues associated with the Company’s provision of goods and/or services involving Sudan and Syria represented less than 0.001 percent of the Company’s total net revenues in each fiscal year during the three-year period ended August 31, 2015 and for the first six months of fiscal 2016. The revenues noted above were not, in any circumstance, generated in connection with engagements specific to Sudan or Syria. Rather, the Company’s activities were incidental or ancillary to larger engagements with multinational organizations that conduct limited activities related to one or more of the referenced countries. The Company does not have any other assets or liabilities associated with Sudan or Syria, and did not have any such assets or liabilities during the three-year period ended August 31, 2015, or the first six months of fiscal 2016.

To date, the Company has not received any inquiries, complaints, or shareholder proposals from state or municipal governments, universities, or other investors relating to the Company’s limited activities with non-U.S. customers that may relate, directly or indirectly, to Sudan or Syria. In addition, the Company has not, to its knowledge, experienced any negative publicity or reputational damage associated with its activities as described in this letter. Finally, the Company does not believe that its limited activities that relate to Sudan or Syria have had any impact on its share price.

The Company has analyzed its activities involving Sudan and Syria from both a qualitative and quantitative standpoint, and, for the reasons discussed in this letter, the Company does not believe that those activities pose a material risk to its investors. In addition, the Company does not believe that a reasonable investor would deem additional information about the Company’s activities relating to Sudan or Syria important in making an investment decision. Accordingly, the Company has not included such information in its periodic filings.

*	*	*

As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to call Aaron Holmes at 917-452-3047 or the undersigned at 312-693-1584 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

ACCENTURE PLC, represented by its duly authorized signatory

/s/ Chad T. Jerdee
By: Chad T. Jerdee

cc:	Pierre Nanterme, Accenture
David P. Rowland, Accenture
Richard P. Clark, Accenture
Joel Unruch, Accenture
Aaron B. Holmes, Accenture
Cari N. Stinebower, Crowell & Moring LLP
A.J. Kess, Simpson Thacher & Bartlett LLP

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